UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

MANZANILLO AND PUERTO VALLARTA AIRPORTS

NOT AFFECTED BY HURRICANE JOHN

WAITING FOR STORM TO PASS LOS CABOS AND LA PAZ

Guadalajara, Jalisco, Mexico, September 1, 2006 - Grupo Aeroportuario del Pacífico, S.A. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) announced today that Hurricane John passed through the areas surrounding the Manzanillo and Puerto Vallarta airports without causing damage that would be expected to affect airport operations. Both airports remained open yesterday despite the hurricane, which was downgraded [yesterday] from a Category 3 to a Category 2 storm.

Manzanillo International Airport did not report any flight cancellations as a result of the hurricane, while Puerto Vallarta International Airport reported eight cancellations. Both airports have since resumed normal operations. In addition, we understand that the hotel areas that surround both airports are operating normally.

Hurricane John, which today strengthened to a Category 3 hurricane, is expected to reach Baja California, where the La Paz and Los Cabos airports are located, this afternoon. As a precaution, the Los Cabos airport, which has the greatest risk of sustaining damage, closed at 9:30a.m. this morning and will remain closed until further notice.

After additional information becomes available, we intend to issue a press release to update the market on the impact, if any, of this hurricane on our airports and their surrounding areas.

***

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212 / 241	Tel: 212 406 3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

Company Description:

Grupo Aeroportuario del Pacífico, S.A. de C.V. (GAP) operates 12 airports throughout the Mexican Pacific region, including the main cities such as Guadalajara and Tijuana, four tourist destinations in Puerto Vallarta, Los Cabos, La Paz and Manzanillo in addition to six other medium-size cities such as Hermosillo, Bajío, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, the shares of GAP were listed on the New York Stock Exchange under the symbol “PAC” and in the Mexican Stock Exchange under the symbol “GAP”.

This press communication may contain in the statements some estimates. These statements are non-historical facts and are based upon the current vision of the administration of GAP on the future economic circumstances, industry conditions, performance of the company and financial results. The words “anticipated”, “believes”, “estimates”, “expects”, “plans” and such other similar expressions, in connection with the Company, are intended to identify the estimations or expectations. The statements regarding the statement or payment of dividends, the implementation of the main operation and financial strategies and capital investment plans, the course of future operations and the factors or streams that affect the financial condition, cash flow for prompt payment or the results of operations are examples of the stated estimations. Such statements show the current vision of the management and are subject to several risks and possible future events. There is no guaranty that the expected events, streams or results will actually occur. The statements are based upon several assumptions and factors, including the general economic and market conditions, industry conditions and the operation factors. Any change in such assumptions or factors could cause the actual results to be materially different from the current expectations.

                      Huracán John

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: September 1, 2006